Exhibit 4.5
AMENDMENT NO. ONE TO THE
ADVANCED MATERIALS GROUP, INC.
1998 STOCK OPTION PLAN

Pursuant to the authority of Advanced Materials Group, Inc., and the provisions of Section 5 thereof, the Advanced Materials Group, Inc. 1998 Stock Option Plan (the “Plan”) is hereby amended in the following respects only, effective as of January 1, 2005:

1. Section 9 of the Plan is hereby amended in its entirety to read as follows:

“9. OPTION EXERCISE PRICE.

The price per share to be paid by the Optionee at the time an Option is exercised shall not be less than one hundred percent (100%) of the Fair Market Value (as hereinafter defined) of one share of the optioned Common Stock on the date on which the Option is granted. No ISO may be granted under the Plan to any person who, at the time of such grant, owns (within the meaning of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent thereof, unless the exercise price of such ISO is at least equal to one hundred and ten percent (110%) of Fair Market Value on the date of grant.

For purposes of the Plan, the “Fair Market Value” of a share of the Company’s Common Stock as of a given date shall be: (i) the closing price of a share of the Company’s Common Stock on the principal exchange on which shares of the Company’s Common Stock are then trading, if any, on such date, or, if shares were not traded on such date, then on the next preceding trading day during which a sale occurred; or (ii) if the Company’s Common Stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, (1) the last sales price (if the Common Stock is then listed as a National Market Issue under the NASD National Market System) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the Common Stock on such date as reported by NASDAQ or such successor quotation system; or (iii) if the Company’s Common Stock is not publicly traded on an exchange and not quoted on NASDAQ or a successor quotation system, the mean between the closing bid and asked prices for the Common Stock on such date as determined in good faith by the Committee; or (iv) if the Company’s Common Stock is not publicly traded, the fair market value established, in good faith, by the Committee in accordance with the applicable regulations and guidance promulgated under Section 409A of the Code (or any successor provision thereto) and published in the Internal Revenue Bulletin.”

2. Section 21 of the Plan is hereby added to read as follows:

“21. PROHIBITION ON DEFERRED COMPENSATION.

The Options granted under this Plan are not intended to constitute a “deferral of compensation” subject to Section 409A of the Code (or a successor provision thereto). Notwithstanding the foregoing, or any provision of this Plan to the contrary, any Option issued hereunder that constitutes a deferral of compensation under Section 409A of the Code shall be modified or cancelled to comply with the requirements thereunder (or a successor provision thereto) and applicable guidance published in the Internal Revenue Bulletin.”

IN WITNESS WHEREOF, and as conclusive evidence of the adoption of the foregoing instrument comprising Amendment No. One to the Advanced Materials Group, Inc. 1998 Stock Option Plan, Advanced Materials Group, Inc. has caused these presents to be duly executed in its name and on its behalf this 9th day of May, 2007.

ADVANCED MATERIALS GROUP, INC.

By: /s/ William G. Mortensen _____

Its:___President_________________________